SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2018

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PRGS Av. Presidente Vargas, 409 – 11º and. 22210-030 Rio de Janeiro - RJ Phone #: (21) 2514-6054/5697

CERTIFICATE

EXCERPT OF THE MINUTES OF THE FOUR HUNDRED AND SIXTY-FOURTH MEETING OF THE
FISCAL COUNCIL OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

NIRE (Corporate Registration Identification Number)/CNPJ (Brazilian Registration of Legal Entities) no. 00001180/0001-26

I hereby certify, for the due purposes, that on March 23 and 26, 2018, at 9:30 and 9:00 a.m., respectively, the Fiscal Council of Eletrobras met at the Company’s Head Office, at Avenida Presidente Vargas, 409, Centro, Rio de Janeiro – RJ. Attended the meeting Mrs. AGNES MARIA DE ARAGÃO DA COSTA and Mrs. PATRÍCIA VALENTE STIERLI and Mr. JOSÉ WANDERLEY UCHÔA BARRETO, Mr. MÁRCIO LEÃO COELHO and Mr. RONALDO DIAS. Mrs. Marcella Fuchs Salomão was appointed by the General Secretary To act as secretary in relation to these works. Deliberation: OPINION ON THE FINANCIAL STATEMENTS - 12.31.2017. The Fiscal Council of Centrais Elétricas Brasileiras S.A. – Eletrobras, within the scope of its legal and statutory duties, recognized the Management Report and examined the individual and consolidated financial statements of Eletrobras for the fiscal year ended December 31, 2017, comprised of Balance Sheet, Income Statement, Statement of Stockholder’s Equity, Statement of Value Added, Statement of Comprehensive Income, Statement of Cash Flow and Notes to the Financial Statements, accompanied by the Independent Auditors’ Opinion, and was informed of the proposal related to the allocation of the income from the concerned year. This Fiscal Council, considering the follow-up work conducted within the Company, both parent company and consolidated, the information provided by the Company throughout the fiscal year, the analysis of the presented documentation and the Independent Auditors’ Report - KPMG Independent Auditors, understands that the concerned documents, highlighting the emphasis given in the Independent Auditors Report, are suitable to be submitted to deliberation by the Company’s Annual Shareholders Meeting. Without further issues to consider, the Chairman closed the works, ordering the issuance of this certificate, which after read and approved was signed and issued by me, MARCELLA FUCHS SALOMÃO, Secretary for this meeting.

Rio de Janeiro, March 28, 2018.

MARCELLA FUCHS SALOMÃO Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 2, 2018
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.